Transamerica Asset Management, Inc. 1801 California Street, Suite 5200 Denver, Colorado 80202 (720) 482-1574

September 29, 2016

VIA EDGAR CORRESPONDENCE

Mr. Mark Cowan

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, DC 20549-0102

Re:	Transamerica Funds (the “Registrant”)

(File Nos. 033-02659; 811-04556)

Dear Mr. Cowan:

On behalf of the Registrant, we are filing this letter to respond in writing to the Staff’s comments on the post-effective amendment to the Registrant’s Registration Statement (the “Amendment”) filed under Rule 485(a) of the Securities Act of 1933, as amended, on Form N-1A (Accession Number: 0001193125-16-649100) with the Securities and Exchange Commission (the “Commission”) on July 15, 2016, to register new Class I2 shares of Transamerica High Yield Muni and Transamerica Intermediate Muni (each, a “Fund” and collectively, the “Funds”), each a separate series of the Registrant. The Staff’s comments were conveyed to the Registrant by telephone on August 26, 2016.

The Staff noted that all comments to a Fund’s summary section, as noted below, also apply to the disclosure with respect to the section entitled “More on Each Fund’s Strategies and Investments,” as well as “More on Risks of Investing in the Fund,” as applicable.

Below are the Staff’s comments on the Amendment with respect to the Funds and the Registrant’s responses thereto.

General Comment:

1.	Comment: The Staff noted that the filing is not materially complete, and will need to be completed in a post-effective amendment filing prior to effectiveness. Please confirm that all omitted, blank, bracketed or otherwise missing information will be included in a post-effective amendment filing.

Response: The Registrant has made updates consistent with the Staff’s comment.

Transamerica High Yield Muni:

2.	Fees and Expenses – Annual Fund Operating Expenses: The Staff notes that the footnotes to the Annual Fund Operating Expenses table contain disclosure regarding expense limitation agreements for the Funds, and reminds the Registrant that only contractual fee waivers for periods longer than one year may appear in the Annual Fund Operating Expenses table.

Response: The Registrant notes that the “Fee waiver and/or expense reimbursement” line item and the corresponding footnote have been removed from each Fund’s fee table as no amounts are expected to be waived upon the launch of the Class I2 shares.

3.	Fees and Expenses – Annual Fund Operating Expenses: The footnote disclosure regarding the recaptured expense line item requires that recoupment must be limited to the lesser of: 1) the expense cap in effect at the time of waiver, or 2) the expense cap in effect at the time of recapture, as supported by clearly established accounting guidance. Please confirm that this requirement has been met.

Response: The Registrant notes that the footnote disclosure regarding the recaptured expenses has been removed from each Fund’s fee table as no amounts have been recaptured with respect to the Class I2 shares.

4.	Fees and Expenses –Example: Please include both 5- and 10-year expense examples as the Funds are not considered new funds as directed by Item 3, Instruction 6.

Response: The Registrant has added the 5- and 10-year expense examples for each Fund.

5.	Payments to Broker-Dealers and Other Financial Intermediaries: Please confirm if the Funds will be sold through an insured depository institution. If so, please include disclosure required by Item 4(b)(1)(iii) of Form N-1A.

Response: The Registrant will consider adding the disclosure specified by Item 4(b)(1)(iii) of Form N-1A in connection with the Funds’ next annual update.

6.	Performance: Please include year to date returns as of the most recent calendar quarter end with the bar chart for each Fund pursuant to Item 4(b)(2)(ii) of N-1A.

Response: The Registrant has added year-to-date returns for each Fund as of June 30, 2016.

7.	Principal Investment Strategies/Principal Risks: The staff notes that the Fund’s principal investment strategy is to invest in municipal fixed-income securities the interest from which is exempt from federal income tax and the federal alternative minimum tax (“AMT”) applicable to individuals. As a result, please confirm that the following sentence is appropriate in the “Taxable Investments” sub-section under “Principal Risks”.

“You should consult a tax adviser about whether an alternative minimum tax applies to you and about state and local taxes on your fund distributions”.

Response: The Registrant confirms that the above-referenced sentence is appropriate.

8.	Performance: The Staff notes that the Funds’ performance disclosures state that “After-tax returns are presented for only one class, and returns for other classes are presented before taxes only and will vary.” The Staff notes that only one class of shares is available in the prospectus. Please revise the performance disclosure to reflect only one class is being offered.

Response: The Registrant has made revisions consistent with the Staff’s comment.

Transamerica Intermediate Muni:

9.	Fund Name/Principal Investment Strategies: Please explain supplementally how the Fund, which includes the word “intermediate” in its name, meets the standards set forth in footnote 42 to the adopting release for Rule 35d-1 of the Investment Company Act of 1940, as amended (the “1940 Act”) (the “Names Test”). The Staff notes that the Fund’s stated “duration” will generally vary between 3 and 10 years, and “maturity” will range from overnight to approximately 20 years.

Response: The Registrant has made revisions consistent with the Staff’s comment.

10.	Fees and Expenses – Annual Fund Operating Expenses/Principal Investment Strategies: Please include the line item to the Annual Fund Operating Expenses table for Acquired Fund Fees and Expenses as the Fund includes investments in exchange-traded funds in its Principal Investment Strategies section of the prospectus.

Response: The Registrant will make this revision if necessary based on the amount of fees and expenses incurred indirectly by the Fund as a result of investment in shares of one or more exchange-traded funds.

11.	Principal Investment Strategies/Principal Risks: The staff notes that the Fund’s principal investment strategy is to invest in municipal fixed-income securities the interest from which is exempt from federal income tax and the federal alternative minimum tax (“AMT”) applicable to individuals. As a result, please confirm that the following sentence is appropriate in the “Taxable Investments” sub-section under “Principal Risks”.

“You should consult a tax adviser about whether an alternative minimum tax applies to you and about state and local taxes on your fund distributions”.

Response: The Registrant confirms that the above-referenced sentence is appropriate.

General Prospectus Comments:

12.	More on Each Fund’s Strategies and Investments: Please confirm that the following sentence is accurate relating to Transamerica High Yield Muni in the “More on Each Fund’s Strategies and Investments” section of the prospectus.

“Interest income from some of the municipal obligations in which the fund may invest may be subject to AMT for individuals.”

Response: The Registrant confirms that the above-referenced sentence is accurate.

13.	More on Risks of Investing in the Funds: Please remove reference to “certain funds” with “the funds” as there are only two funds included in the prospectus.

Response: The Registrant has made revisions consistent with the Staff’s comment.

14.	Principal Risks/More on Risks of Investing in the Funds: Please confirm that the “More on Principal Risks” sub-section of the “More on Risks of Investing in the Funds” section of the prospectus only describes principal risks. If so, please make sure that each principal risk appears in each Fund’s corresponding Item 4 risk disclosure. Alternatively, if non-principal risks are included, describe them as such and put them in a separate section.

Response: The Registrant confirms that the “More on Principal Risks” sub-section of the “More on Risks of Investing in the Funds” section of the prospectus includes only principal risks appearing in the Funds’ Item 4 risks. It is noted that the “More on Certain Additional Risks” sub-section of the “More on Risks of Investing in the Funds” section provides risk information in addition to the principal risks.

15.	More on Certain Additional Risks: Please consider if the “Cash Management and Defensive Investing” risk factor should be relocated to the “More on each Fund’s Strategies and Investments” section and revised to meet the requirements set forth by Instruction to Item 9(b) of Form N-1A.

Response: The Registrant notes that risks included in the “More on each Fund’s Strategies and Investments” are intended to meet the requirements set forth by Instruction to Item 9(b) of Form N-1A.

16.	More on Certain Additional Risks: Please remove references to Transamerica Government Money Market as it is not included in this prospectus.

Response: The Registrant has removed the references to Transamerica Government Money Market in response to the Staff’s comment.

17.	More on Certain Additional Risks: Please confirm if references to MLPs are applicable to each of the Funds. If it is not applicable, please consider clarifying or deleting.

Response: The Registrant has removed the references to MLPs in response to the Staff’s comment.

18.	How to Contact the Funds – Selling Shares: Please consider supplementing the disclosure to specify the applicable laws.

Response: The Registrant believes the disclosure is sufficient, and therefore respectfully declines to take this comment.

19.	Shareholder Services and Policies – Additional Information: Please consider deleting the following sentence in its entirety.

“Neither this prospectus nor the SAI is intended to give rise to any contract rights or other rights of any shareholder, other than any rights conferred explicitly by federal or state securities laws that may not be waived.”

If the Registrant wishes to retain the disclosure, please remove the word “explicitly” from the sentence.

Response: The Registrant believes that the disclosure is accurate, and therefore respectfully declines to take this comment.

General SAI Comments

20.	Investment Policies: Please confirm which funds are “otherwise noted” regarding each Fund’s adoption of fundamental investment policies.

Response: The Registrant notes that the disclosure under the “Fundamental Investment Policies” sub-heading accurately describes the fundamental investment policies adopted by each Fund. Therefore, the Registrant respectfully declines to take this comment.

21.	Additional Information about Fundamental Investment Policies: Please revise the narrative disclosure on concentration to clarify that the Funds cannot invest “without limit” in the following: municipal securities without taking into account the industry in which the municipality invests; securities of foreign governments; and issuers domiciled in a single jurisdiction or country. Additionally, please clarify “repurchase agreements collateralized by any such obligations” in the narrative disclosure on concentration.

Response: The Registrant has not made the requested change regarding municipal securities. The Registrant is unaware of any Staff position or any requirement under the 1940 Act, the rules promulgated thereunder or Form N-1A that requires this change. The Registrant is also unaware of any support for this change in the views of the Staff with respect to industry concentration as reflected in former Guide 19 to Form N-1A or Investment Company Act Release IC-9785 (May 31, 1977).

The Registrant also has not made the requested change concerning the securities of foreign governments. The Registrant is not aware of any formal Staff position or other regulatory requirement that states foreign governments are considered an industry for purposes of concentration. The Registrant also notes that the former Guide 19 to Form N-1A, “Concentration of Investments in Particular Industries,” specifically excludes governments or political subdivisions from Section 8(b)(1) under the 1940 Act: “Further, the statement of policy required by section 8(b)(1) as to concentration is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.”

In addition, as to issuers domiciled in a single jurisdiction or country, the Registrant is unaware of any formal Staff position or other regulatory requirement that such issuers must be considered members of the same industry for purposes of a fundamental policy relating to concentration.

Finally, the Registrant notes that its treatment of municipal securities, foreign governments and issuers domiciled in a single jurisdiction or country is consistent with the fundamental policies of other funds currently in operation.

With respect to repurchase agreements, the Registrant believes that the disclosure is sufficiently clear in describing the Funds’ policy of permitting investment, without limit, in repurchase agreements collateralized by any of the obligations previously listed in that particular sentence (i.e., “… securities of the U.S. government and its agencies or instrumentalities; securities of state, territory, possession or municipal governments and their authorities, agencies, instrumentalities or political subdivisions; securities of foreign governments; …). Therefore, the Registrant respectfully declines to make any changes in response to this comment.

22.	Additional Information about Fundamental Investment Policies: The Staff notes that the Funds’ fundamental investment policy regarding concentration will be interpreted to give “broad authority” to the Funds. Please confirm that the Funds’ classification of industries for the purposes of concentration will be reasonable as described in former Guide 19 to Form N-1A.

Response: The Registrant so confirms.

23.	Additional Information Regarding Investment Practices: Please clarify supplementally why the Registrant does not consider issuers of privately issued mortgage-related securities to constitute any particular “industry” or group of industries.

Response: The Registrant maintains that its disclosure satisfies Section 8(b)(1) of the 1940 Act as well as Item 16(c)(1)(iv) of Form N-1A, both of which require a fund to state its policy on concentrating investments in a particular industry or group of industries and neither of which define what constitutes an industry or group of industries. The Staff has said that a registrant may select its own industry classifications so long as they are reasonable and not so broad “that the primary economic characteristics of the companies in a single class are materially different.” Former Guide 19. Section 8(b)(1) of the 1940 Act “permits a fund to implement a concentration policy that allows for some degree of discretion.” No-Action

Letters for BlackRock Multi-Sector Income Trust (publicly available July 8, 2013) and Morgan Stanley Mortgage Securities Trust (publicly available July 8, 2013). The Registrant believes the current SAI disclosure on industry concentration describes “the circumstances under which the fund intends to concentrate its investments.” Id. The economic characteristics of privately issued mortgage-related securities have widely differing risk profiles and underlying assets; therefore, grouping them together as an industry would not be reasonable or appropriate.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call (319) 355-2747 with any questions.

Very truly yours,

/s/ Tané T. Tyler
Tané T. Tyler
Vice President, Assistant General Counsel,
Chief Legal Officer and Secretary
Transamerica Asset Management, Inc.